Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Tuya Inc.

塗鴉智能*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 2391)

(NYSE Stock Ticker: TUYA)

INTERIM RESULTS ANNOUNCEMENT

FOR THE SIX MONTHS ENDED JUNE 30, 2023

Tuya Inc. (“Tuya” or the “Company”, HKEX: 2391; NYSE: TUYA), a global leading internet-of-things (“IoT”) cloud development platform, today announced the preliminary unaudited financial results of the Company, its subsidiaries and consolidated affiliated entities (the “Group”) for the six months ended June 30, 2023 (the “Reporting Period”), together with comparative figures for the six months ended June 30, 2022.

FINANCIAL HIGHLIGHTS FOR THE SIX MONTHS ENDED JUNE 30, 2023

•      Total revenue was US$104.5 million, down approximately 11.4% year-over-year (for the six months ended June 30, 2022: US$117.9 million).

•       IoT platform-as-a-service (“PaaS”) revenue was US$74.7 million, down approximately 16.4% year-over-year (for the six months ended June 30, 2022: US$89.4 million).

•      Software-as-a-service (“SaaS”) and others revenue was US$17.8 million, up approximately 37.7% year-over-year (for the six months ended June 30, 2022: US$12.9 million).

•      Overall gross margin increased to 45.6%, up 3.5 percentage points year-over-year (for the six months ended June 30, 2022: 42.1%). Gross margin of IoT PaaS increased to 42.5%, up 0.1 percentage point year-over-year (for the six months ended June 30, 2022: 42.4%).

•      Operating margin was negative 61.0%, up 19.5 percentage points year-over-year (for the six months ended June 30, 2022: negative 80.5%). Non-GAAP operating margin was negative 20.4%, up 30.6 percentage points year-over-year (for the six months ended June 30, 2022: negative 51.0%).

•      Net margin was negative 42.7%, up 34.4 percentage points year-over-year (for the six months ended June 30, 2022: negative 77.1%). Non-GAAP net margin was negative 2.1%, up 45.4 percentage points year-over-year (for the six months ended June 30, 2022: negative 47.5%).

* For identification purposes only.

•      Net cash used in operating activities was US$11.4 million, down approximately 80.0% year-over-year (for the six months ended June 30, 2022: US$57.0 million).

•      Total cash, cash equivalents, and short-term investments were US$942.3 million as of June 30, 2023, compared to US$954.3 million as of December 31, 2022.

OPERATING HIGHLIGHTS FOR THE SIX MONTHS ENDED JUNE 30, 2023

•       IoT PaaS customers[1] for the six months ended June 30, 2023 were approximately 2,900 (for the six months ended June 30, 2022: 3,800). Total customers for the six months ended June 30, 2023 were approximately 4,300 (for the six months ended June 30, 2022: 5,650).

•       Premium IoT PaaS customers[2] for the trailing 12 months ended June 30, 2023 were 251 (the trailing 12 months ended June 30, 2022: 267). In the six months ended June 30, 2023, the Group’s premium IoT PaaS customers contributed approximately 81.1% (for the six months ended June 30, 2022: 83.8%) of IoT PaaS revenue.

•       Dollar-based net expansion rate (“DBNER”)[3] of IoT PaaS for the trailing 12 months ended June 30, 2023 was 58% (the trailing 12 months ended June 30, 2022: 84%).

•       Registered IoT device and software developers (“registered developers”) were over 846,000 as of June 30, 2023, up 19.6% from over 708,000 developers as of December 31, 2022.

1.     The Group defines an IoT PaaS customer for a given period as a customer who has directly placed orders for IoT PaaS with the Group during that period.

2.     The Group defines a premium IoT PaaS customer as a customer as of a given date that contributed more than US$100,000 of IoT PaaS revenue during the immediately preceding 12-month period.

3.     The Group calculates DBNER of IoT PaaS for a trailing 12-month period by first identifying all customers in the prior 12-month period (i.e., those have placed at least one order for IoT PaaS during that period), and then calculating the quotient from dividing the IoT PaaS revenue generated from such customers in the current trailing 12-month period by the IoT PaaS revenue generated from the same group of customers in the prior 12-month period. The Group’s DBNER may change from period to period, due to a combination of various factors, including changes in the customers’ purchase cycles and amounts and the Group’s customer mix, among other things, DBNER indicates the Group’s ability to expand customer use of its platform over time and generate revenue growth from existing customers.

UNAUDITED FINANCIAL RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2023

Revenue

Total revenue decreased by 11.4% to US$104.5 million in the six months ended June 30, 2023 from US$117.9 million in the same period of 2022, mainly due to the decrease in IoT PaaS revenue and smart device distribution revenue, partially offset by the increase in SaaS and others revenue.

•	IoT PaaS revenue decreased by 16.4% to US$74.7 million in the six months ended June 30, 2023 from US$89.4 million in the same period of 2022. During the Reporting Period, the Group’s customers remained cautious in their purchase decisions. This was primarily due to ongoing inventory backlog pressure in the downstream supply chain, resulting from a mismatch between supply and demand in the discretionary consumer electronics sector. Additionally, although the global inflation has shown signs of relief in the first half of 2023, it continues to affect consumer sentiment. In recent months, discretionary consumer electronics spending across certain categories remained soft in multiple regions. Furthermore, the decrease was in part due to an adverse impact of US$5.0 million, or 5.6 percentage points, caused by foreign exchange rate fluctuations compared to the same period of 2022. As a result of these factors, the Group’s DBNER of IoT PaaS for the trailing 12 months ended June 30, 2023 decreased to 58% compared to previous periods.

•	SaaS and others revenue increased by 37.7% to US$17.8 million in the six months ended June 30, 2023 from US$12.9 million in the same period of 2022. During the Reporting Period, the Group remained committed to offering value-added services and various software products with strong value propositions, including SaaS solutions and Cube Smart Private Cloud solution, to its customers.

•	Smart device distribution revenue decreased by 23.3% to US$11.9 million in the six months ended June 30, 2023 from US$15.6 million in the same period of 2022, primarily attributable to the varying timing and volume of customer demands and purchases.

Cost of revenue

Cost of revenue decreased by 16.8% to US$56.8 million in the six months ended June 30, 2023 from US$68.3 million in the same period of 2022, in line with the decrease in total revenue.

Gross profit and gross margin

Total gross profit decreased by 3.9% to US$47.7 million in the six months ended June 30, 2023 from US$49.6 million in the same period of 2022 and gross margin increased to 45.6% in the six months ended June 30, 2023 from 42.1% in the same period of 2022.

•	IoT PaaS gross margin was 42.5% in the six months ended June 30, 2023, approximately flat compared to 42.4% in the same period of 2022.

•	SaaS and others gross margin was 74.3% in the six months ended June 30, 2023, compared to 78.1% in the same period of 2022.

•	Smart device distribution gross margin was 22.1% in the six months ended June 30, 2023, compared to 10.3% in the same period of 2022, primarily due to higher-value products solution we provided to our customers during the Reporting Period.

Operating expenses

Operating expenses decreased by 22.9% to US$111.4 million in the six months ended June 30, 2023 from US$144.5 million in the same period of 2022.

Non-GAAP operating expenses, defined as operating expenses excluding share-based compensation expenses and credit-related impairment of long-term investment, decreased by 37.1% to US$69.0 million in the six months ended June 30, 2023 from US$109.7 million in the same period of 2022. Share-based compensation expenses were US$34.3 million in the six months ended June 30, 2023, compared to US$34.8 million in the same period of 2022. Credit-related impairment of long-term investments was US$8.1 million in the six months ended June 30, 2023, compared to nil in the same period of 2022.

•	Research and development expenses were US$54.5 million in the six months ended June 30, 2023, down 35.7% from US$84.8 million in the same period of 2022, primarily because of the Group’s strategic streamlining of its research and development team and operations. The Group’s total salaried research and development headcount as of June 30, 2023 was 1,224, down 30.3% compared to that as of June 30, 2022. Non-GAAP adjusted research and development expenses in the six months ended June 30, 2023 were US$46.4 million, compared to US$77.2 million in the same period of 2022.

•	Sales and marketing expenses were US$20.1 million in the six months ended June 30, 2023, down 33.8% from US$30.3 million in the same period of 2022, primarily because of (i) the Group’s strategic streamlining of its sales and marketing team, and (ii) the Group’s efforts to control expenditures and improve sales and marketing efficiency. Non-GAAP adjusted sales and marketing expenses in the six months ended June 30, 2023 were US$16.9 million, compared to US$26.8 million in the same period of 2022.

•	General and administrative expenses were US$41.1 million in the six months ended June 30, 2023, up 16.8% from US$35.2 million in the same period of 2022, primarily because of (i) the credit-related impairment loss of US$8.1 million of long-term investments, and (ii) the Group’s strategic streamlining of its general and administrative team. Non-GAAP adjusted general and administrative expenses in the six months ended June 30, 2023 were US$10.0 million, compared to US$11.4 million in the same period of 2022.

•	Other operating incomes, net were US$4.3 million in the six months ended June 30, 2023, primarily due to receipts of software value-added tax refund and various general subsidies for enterprises.

Loss from operations and operating margin

Loss from operations was US$63.7 million in the six months ended June 30, 2023, narrowed by 32.9% compared to US$94.9 million in the same period of 2022. Non-GAAP loss from operations was US$21.3 million in the six months ended June 30, 2023, narrowed by 64.5% compared to US$60.1 million in the same period of 2022.

Operating margin was negative 61.0% in the six months ended June 30, 2023, up 19.5 percentage points from negative 80.5% in the same period of 2022. Non-GAAP operating margin was negative 20.4% in the six months ended June 30, 2023, up 30.6 percentage points from negative 51.0% in the same period of 2022.

Net loss and net margin

Net loss was US$44.6 million in the six months ended June 30, 2023, narrowed by 50.9% compared to US$90.8 million in the same period of 2022. Non-GAAP net loss was US$2.2 million in the six months ended June 30, 2023, narrowed by 96.0% compared to US$56.0 million in the same period of 2022. Within this period, the first quarter of 2023 showed a non-GAAP net loss of US$3.7 million, significantly improved by 90.0% compared to the same period of 2022, and the second quarter of 2023 showed a non-GAAP net profit of US$1.5 million, further improved by 108.1% compared to the same period of 2022, marking it the first quarter in which the Group has achieved break-even profitability on a non-GAAP basis.

The differences between loss from operation and net loss in the six months ended June 30, 2023 was primarily because of a US$23.6 million interest income achieved mainly due to well implemented treasury strategies on the Group’s cash and deposits recorded as short-term investments.

Net margin was negative 42.7% in the six months ended June 30, 2023, up 34.4 percentage points from negative 77.1% in the same period of 2022, and non-GAAP net margin was negative 2.1% in the six months ended June 30, 2023, up 45.4 percentage points from negative 47.5% in the same period of 2022.

Basic and diluted net loss per ADS

Basic and diluted net loss per ADS were US$0.08 in the six months ended June 30, 2023, compared to US$0.16 in the same period of 2022. Each ADS represents one Class A ordinary share of the Company. Non-GAAP basic and diluted net loss per ADS in the six months ended June 30, 2023 were approximately US$0.00, compared to US$0.10 in the same period of 2022.

Cash and cash equivalents, and short-term investments

Cash and cash equivalents, and short-term investments were US$942.3 million as of June 30, 2023, which the Group believes is sufficient to meet its liquidity and working capital needs.

Net cash used in operating activities

Net cash used in operating activities was US$11.4 million in the six months ended June 30, 2023, down 80.0% compared to US$57.0 million of net cash used in operating activities in the same period of 2022. Notably, within this period, net cash generated in operating activities for the second quarter of 2023 was US$7.5 million, up 1,769.1% compared to US$0.4 million in the second quarter of 2022. The net cash used in operating activities in the six months ended June 30, 2023 decreased mainly due to the decrease in operating expenses, particularly employee related costs, and working capital changes in the ordinary course of business.

For further information on non-GAAP financial measures discussed above, see the section headed “Use of Non-GAAP Financial Measures” on pages 14 to 15 of this announcement.

BUSINESS REVIEW AND OUTLOOK

Business review

IoT PaaS customers for the six months ended June 30, 2023 were approximately 2,900. Total customers for the six months ended June 30, 2023 were approximately 4,300. The Group defines an IoT PaaS customer for a given period as a customer who has directly placed orders for IoT PaaS with the Group during that period.

Premium IoT PaaS customers for the trailing 12 months ended June 30, 2023 were 251. In the six months ended June 30, 2023, the Group’s premium IoT PaaS customers contributed approximately 81.1% of IoT PaaS revenue. The Group defines a premium IoT PaaS customer as a customer as of a given date that contributed more than US$100,000 of IoT PaaS revenue during the immediately preceding 12-month period.

DBNER of IoT PaaS for the trailing 12 months ended June 30, 2023 was 58%. The Group calculates DBNER of IoT PaaS for a trailing 12-month period by first identifying all customers in the prior 12-month period (i.e., those have placed at least one order for IoT PaaS during that period), and then calculating the quotient from dividing the IoT PaaS revenue generated from such customers in the current trailing 12-month period by the IoT PaaS revenue generated from the same group of customers in the prior 12-month period. The Group’s DBNER may change from period to period, due to a combination of various factors, including changes in the customers’ purchase cycles and amounts and the Group’s customer mix, among other things. DBNER indicates the Group’s ability to expand customer use of its platform over time and generate revenue growth from existing customers.

Registered IoT device and software developers, or registered developers, were over 846,000 as of June 30, 2023, up 19.6% from over 708,000 developers as of December 31, 2022.

Outlook

With further relief in global inflation, discretionary consumer spending in the consumer electronic industry worldwide is expected to gradually navigate out of the headwinds experienced over the past two years. While some of the challenges persist, we are beginning to observe encouraging signs of recovery in various areas. For instance, inventory backlog experienced by downstream participants in the supply chain is steadily easing, and spending in many types of consumer electronic devices is showing a rebound. Although high global inflation may have lasting effects on consumer habits and business operations, a shift in consumer spending preference towards necessities and more economical purchases, combined with businesses seeking greater stability and sustainability, bring new opportunities with enterprises centred around offering value-driven technologies and solutions.

In response to this evolving market environment, the Group will remain committed to continuously iterating its products and services, further enhancing software and hardware capabilities, expanding key customer base, investing in innovations and new opportunities, diversifying revenue streams, and further optimizing operating efficiency. At the same time, the Group remains cognizant that future trajectories may yet present challenges, ranging from consumer spending patterns and regional economic disparities to inventory management, foreign exchange rate volatility, and broader geopolitical uncertainties.

MANAGEMENT DISCUSSION AND ANALYSIS

1.             Liquidity and capital resources

The Group has been incurring losses from operations since inception. The Group incurred net losses of US$44.6 million and US$90.8 million for the six months ended June 30, 2023 and 2022, respectively. Accumulated deficit amounted to US$559.1 million as of June 30, 2023. Net cash used in operating activities was US$11.4 million and US$57.0 million for the six months ended June 30, 2023 and 2022, respectively.

The Group’s liquidity is based on its ability to enhance its operating cash flow position, obtain capital financing from equity interest investors to fund its general operations, research and development activities and capital expenditures. The Group’s ability to continue as a going concern is dependent on management’s ability to execute its business plan successfully, which includes increasing market acceptance of its products to boost sales volume to achieve economies of scale or strengthen its technology capabilities to provide advanced products with higher value proposition while applying more effective marketing strategies and cost control measures to better manage operating cash flow position and obtaining funds from outside sources of financing to generate positive financing cash flows. In March and April 2021, with the completion of its initial public offering on NYSE and the exercise of the over-allotment option by underwriters, the Company received net proceeds, after deducting the underwriting discounts and commissions, fees and offering expenses, of US$904.7 million. On July 5, 2022, the Class A ordinary shares of the Company were listed on the Main Board of the Hong Kong Stock Exchange. In connection with the Listing, 7,300,000 new Class A ordinary shares of the Company were issued and allotted at the offer price of HK$19.3 per Class A ordinary share. Net proceeds from the global offering, after deducting the underwriting fees and commissions, were approximately HK$70.0 million (the “Global Offering Net Proceeds”), and no over-allotment option was exercised.

As of June 30, 2023, the balance of cash and cash equivalents and short-term investments was US$942.3 million (as of December 31, 2022: US$954.3 million).

2.             Interest-bearing bank and other borrowings

As of June 30, 2023, the Group did not have any interest-bearing bank and other borrowings.

3.             Pledge of assets

As of June 30, 2023, the Group did not have any pledge of assets.

4.             Gearing ratio

Gearing ratio equals total debt divided by total equity as of the end of the period. Total debt is defined to include short-term borrowings, current portion of long-term borrowings and long-term borrowings which are all interest-bearing borrowings. As of June 30, 2023, the gearing ratio of the Group was nil as the Group had no borrowings (as of December 31, 2022: nil).

5.             Material investments

For the six months ended June 30, 2023, the Group did not have any significant investments (including any investment in an investee company with a value of 5% or more of the Group’s total assets as of June 30, 2023) except for time deposits of US$853.8 million presented as short-term investment. As of June 30, 2023, the Group did not have other plans for material investments and capital assets.

6.             Capital expenditure commitments

As of June 30, 2023, the Group did not have any capital expenditure commitments.

7.             Contingent liabilities

As of June 30, 2023, the Group did not have any material contingent liabilities.

8.             Material acquisitions and disposals

The Group did not conduct any material acquisitions and disposals during the six months ended June 30, 2023.

9.             Risk management

Foreign exchange risk

The revenue of the Group is predominantly denominated in Renminbi (“RMB”) and a substantial portion of the Group’s expenses is also denominated in RMB. The Group uses United States dollar as its reporting currency. The functional currency of the Company and its subsidiaries incorporated in Cayman Islands and Hong Kong is the United States dollar, while the functional currency of the Group’s other subsidiaries and consolidated affiliated entities is their respective local currency as determined based on the criteria of ASC 830, Foreign Currency Matters. The financial statements of its subsidiaries and consolidated affiliated entities using functional currencies other than U.S. dollar, such as RMB, are translated to the U.S. dollar. As a result, as RMB depreciates or appreciates against the U.S. dollar, the Group’s revenue presented in U.S. dollar will be negatively or positively affected. The Group does not believe that it currently has any significant direct foreign exchange risk arising from its operating activities. As of June 30, 2023, the Group did not hold any financial instruments for hedging purposes.

Interest rate risk

The Group’s exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. The Group has not used any derivative financial instruments to manage its interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. The Group has not been exposed, nor does the Group anticipate being exposed, to material risks due to changes in interest rates. However, the Group’s future interest income may be lower than expected due to changes in market interest rates.

10.          Employees and remuneration policies

The following table sets forth the breakdown of the Group’s salaried employees by function as of June 30, 2023:

Function	Number of Employees
Research and development	1,224
Sales and marketing	348
General and administrative, and others	122

Total	1,694

The Group primarily recruits the employees by its recruitment specialists at human resources department through referrals and online channels, including the Company’s corporate website and social networking platforms. The Group has adopted a series of training policies and tailor-made lessons, pursuant to which technology, corporate culture, leadership, and other trainings are regularly provided to the Group’s employees by internal speakers and third-party consultants. The Group offers its employees competitive compensation packages and a dynamic work environment that encourages initiative. The Group participates in various government statutory employee benefit plans, including social insurance, namely pension insurance, medical insurance, unemployment insurance, work-related injury insurance and maternity insurance, and housing funds. In addition, the Group participates in a supplemental employee commercial healthcare insurance program effective on December 23, 2022, aiming to promote healthy work and healthy life of employees.

CORPORATE GOVERNANCE

The board (the “Board”) of directors (the “Directors” and each, a “Director”) of the Company is committed to achieving high corporate governance standards. The Board believes that high corporate governance standards are essential in providing a framework for the Company to safeguard the interests of shareholders and to enhance corporate value and accountability.

Compliance with the Corporate Governance Code

For the six months ended June 30, 2023, the Company has complied with all the code provisions of the Corporate Governance Code set forth in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), save and except for the following.

Pursuant to code provision C.2.1 of the Corporate Governance Code, companies listed on the Hong Kong Stock Exchange are expected to comply with, but may choose to deviate from the requirement that the responsibilities between the chairman and the chief executive officer should be separate and should not be performed by the same individual. The Company deviates from this code provision because Mr. WANG Xueji (“Mr. Wang”) performs both the roles of a co-chairman of the Board and the chief executive officer of the Company. Mr. Wang is a founder of the Group and has extensive experience in the business operations and management of the Group. The Board believes that, in view of Mr. Wang’s experience, personal profile and his roles in the Company as mentioned above, Mr. Wang is the Director best suited to identify strategic opportunities, ensure the consistent leadership within the Company, and focus on the Board due to his extensive understanding of the Company’s business as the chief executive officer of the Company. The Board also believes that the combined roles of both chairman and chief executive officer can promote the effective execution of strategic initiatives and facilitate the flow of information between management and the Board.

The Board considers that the balance of power and authority will not be impaired due to this arrangement. The reasons are: (i) all major decisions are made in consultation with members of the Board, including the relevant Board committees, and four independent non-executive Directors; (ii) Mr. Wang and the other Directors acknowledge and undertake to fulfil their fiduciary duties as directors, which require them, among other things, to act in the interests of the Company in a manner that is in the best interests of the Company and to make decisions for the Group accordingly; and (iii) the Board is made up of experienced and talented people who meet regularly to discuss matters affecting the operations of the Company to ensure a balance of power and authority. In addition, the Group’s overall strategic and other major businesses, financial and operational policies have been formulated jointly by the Board and senior management after detailed discussion.

The Board will continue to review and may recommend separating the roles of chairman of the Board and the chief executive officer of the Company in the future if and when it is appropriate, taking into account the circumstances of the Group as a whole.

Compliance with the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”)

The Company has adopted the Model Code set out in Appendix 10 to the Listing Rules as its code of conduct regarding directors’ securities transactions. Specific enquiry has been made of all the Directors and the relevant employees and they have confirmed that they have complied with the Model Code for the six months ended June 30, 2023.

Audit Committee

The audit committee of the Company (the “Audit Committee”) comprises three independent non-executive Directors, being Mr. HUANG Sidney Xuande, Mr. KUOK Meng Xiong (alias GUO Mengxiong) and Mr. YIP Pak Tung Jason, with Mr. HUANG Sidney Xuande (being the independent non-executive Director with the appropriate professional qualifications) as the chairman of the Audit Committee.

The Audit Committee has reviewed the unaudited condensed consolidated financial statements and interim results of the Group for the Reporting Period, and there is no disagreement between the Board and the Audit Committee regarding the accounting treatment adopted by the Company.

The Audit Committee has met with the independent auditor of the Company (the “Auditor”), PricewaterhouseCoopers, and has also discussed matters with respect to the accounting policies and practices adopted by the Company and internal control and financial reporting matters.

Auditor’s Procedures Performed on this Announcement

The independent auditor of the Company, PricewaterhouseCoopers, has reviewed the unaudited condensed consolidated financial statements of the Group for the six months ended June 30, 2023 in accordance with International Standard on Review Engagements 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity.

OTHER INFORMATION

Purchase, Sale and Redemption of the Company’s Listed Securities

During the six months ended June 30, 2023, the Company repurchased approximately 0.7 million of Class A ordinary shares and ADSs representing the same number of Class A ordinary shares of the Company from the open market for a total consideration of approximately US$1.2 million pursuant to the share repurchase program announced on November 9, 2022.

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold, or redeemed any of the Company’s securities listed on the Hong Kong Stock Exchange in the six months ended June 30, 2023.

Use of Proceeds from the Global Offering

On July 5, 2022, the Class A ordinary shares of the Company were listed on the Main Board of the Hong Kong Stock Exchange and the Company successfully raised the Global Offering Net Proceeds (as defined above) of approximately HK$70.0 million. As of the date of this announcement, there was no change in the intended use of net proceeds as previously disclosed in the section headed “Future Plans and Use of Proceeds” in the prospectus of the Company dated June 22, 2022.

As at June 30, 2023, the Company had utilized the net proceeds as set out in the table below:

	Percentage of the total net proceeds raised from the Listing	Planned use of proceeds in the same manner and proportion as stated in the Prospectus	Net proceeds unused as at December 31, 2022	Actual use of proceeds during the Reporting Period	Net proceeds unutilized as at June 30, 2023
	Approximate (%)	Approximate (HK$ million)	Approximate (HK$ million)	Approximate (HK$ million)	Approximate (HK$ million)
To enhance our IoT technologies and infrastructure.	30%	21.0	21.0	4.2	16.8
To expand and enhance our product offerings.	30%	21.0	21.0	4.2	16.8
For marketing and branding activities.	15%	10.5	10.5	2.1	8.4
To pursue strategic partnerships, investments and acquisitions to implement our long-term growth strategies.	15%	10.5	10.5	2.1	8.4
For general corporate purposes and working capital needs.	10%	7.0	7.0	–	7.0
Total	100%	70.0	70.0	12.6	57.4

Interim Dividend

The Board did not recommend the distribution of an interim dividend for the six months ended June 30, 2023.

Important Events after the Reporting Period

Save as disclosed in this announcement, no important events affecting the Group occurred since June 30, 2023 and up to the date of this announcement.

Publication of Interim Results Announcement and 2023 Interim Report

This announcement is published on the website of the Hong Kong Stock Exchange at http://www.hkexnews.hk and on the website of the Company at https://ir.tuya.com. The interim report of the Company for the six months ended June 30, 2023 and containing all the information required by the Listing Rules will be dispatched to the shareholders and will be made available on the websites of the Company and the Hong Kong Stock Exchange in due course.

About Tuya Inc.

Tuya Inc. is a global leading IoT cloud development platform with a mission to build an IoT developer ecosystem and enable everything to be smart. Tuya has pioneered a purpose-built IoT cloud development platform that delivers a full suite of offerings, including Platform-as-a-Service, or PaaS, and Software-as-a-Service, or SaaS, to businesses and developers. Through its IoT cloud development platform, Tuya has enabled developers to activate a vibrant IoT ecosystem of brands, OEMs, partners and end users to engage and communicate through a broad range of smart devices.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP financial measures, such as non-GAAP operating expenses, non-GAAP loss from operations (including non-GAAP operating margin), non-GAAP net loss (including non-GAAP net margin), and non-GAAP basic and diluted net loss per ADS, as supplemental measures to review and assess its operating performance. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). The Company defines non-GAAP financial measures by excluding the impact of share-based compensation expenses and credit-related impairment of long-term investments from the respective GAAP financial measures. The Company presents the non-GAAP financial measures because they are used by the management to evaluate its operating performance and formulate business plans. The Company also believes that the use of the non-GAAP financial measures facilitates investors’ assessment of its operating performance.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using the aforementioned non-GAAP financial measures is that they do not reflect all items of expenses that affect the Group’s operations. Share-based compensation expenses and credit-related impairment of long-term investments have been and may continue to be incurred in the business and are not reflected in the presentation of non-GAAP measures. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP measures to the most directly comparable U.S. GAAP measures, all of which should be considered when evaluating the Group’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

The unaudited reconciliations of Tuya’s non-GAAP measures to the most comparable U.S. GAAP measures are included at the end of this announcement.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the United States Securities and Exchange Commission. The forward-looking statements included in this announcement are only made as of the date hereof, and the Company disclaims any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

By order of the Board
Tuya Inc.
WANG Xueji
Chairman

Hong Kong, August 23, 2023

As at the date of this announcement, the Board comprises Mr. WANG Xueji, Mr. CHEN Liaohan, Mr. YANG Yi and Ms. LIU Yao as executive Directors; and Mr. HUANG Sidney Xuande, Mr. QIU Changheng, Mr. KUOK Meng Xiong (alias GUO Mengxiong) and Mr. YIP Pak Tung Jason as independent non-executive Directors.

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2022 AND JUNE 30, 2023

(All amounts in US$ thousands (“US$”),

except for share and per share data, unless otherwise noted)

		As of December 31,	As of June 30,
	Note	2022	2023
		US$	US$
			(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents		133,161	86,266
Restricted cash		–	8,276
Short-term investments		821,134	856,028
Accounts receivable, net	7	12,172	13,083
Notes receivable, net		2,767	3,336
Inventories, net		45,380	37,023
Prepayments and other current assets, net		8,752	8,077

Total current assets		1,023,366	1,012,089

Non-current assets:
Property, equipment and software, net		3,827	2,627
Operating lease right-of-use assets, net		9,736	7,057
Long-term investments		18,031	16,947
Other non-current assets, net		1,179	618

Total non-current assets		32,773	27,249

Total assets		1,056,139	1,039,338

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	8	9,595	9,221
Advance from customers		27,633	25,623
Deferred revenue, current		6,821	6,310
Accruals and other current liabilities		33,383	32,957
Lease liabilities, current		3,850	3,244

Total current liabilities		81,282	77,355

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(CONTINUED)

AS OF DECEMBER 31, 2022 AND JUNE 30, 2023

(All amounts in US$ thousands (“US$”),

except for share and per share data, unless otherwise noted)

		As of December 31,	As of June 30,
	Note	2022	2023
		US$	US$
			(Unaudited)
Non-current liabilities:
Lease liabilities, non-current		5,292	3,907
Deferred revenue, non-current		394	407
Other non-current liabilities		7,004	5,447

Total non-current liabilities		12,690	9,761

Total liabilities		93,972	87,116

Shareholders’ equity:
Class A ordinary shares (US$0.00005 par value; 800,000,000 and 800,000,000 (unaudited) shares authorized as of December 31, 2022 and June 30, 2023, respectively; 499,146,560 and 505,393,393 (unaudited) shares issued as of December 31, 2022 and June 30, 2023, respectively; 473,550,229 and 485,012,797 (unaudited) shares outstanding as of December 31, 2022 and June 30, 2023, respectively)		25	25
Class B ordinary shares (US$0.00005 par value; 200,000,000 and 200,000,000 (unaudited) shares authorized as of December 31, 2022 and June 30, 2023, respectively; 79,400,000 and 70,400,000 (unaudited) issued and outstanding as of December 31, 2022 and June 30, 2023, respectively)		4	4
Treasury stock (US$0.00005 par value; 25,596,331 and 20,380,596 (unaudited) shares as of December 31, 2022 and June 30, 2023, respectively)		(86,438)	(68,514)
Additional paid-in capital		1,584,764	1,600,206
Accumulated other comprehensive loss		(22,115)	(20,372)
Accumulated deficit		(514,073)	(559,127)

Total shareholders’ equity		962,167	952,222

Total liabilities and shareholders’ equity		1,056,139	1,039,338

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS

OF COMPREHENSIVE LOSS

(All amounts in US$ thousands (“US$”),

except for share and per share data, unless otherwise noted)

		For the Six Months Ended
		June 30,	June 30,
	Note	2022	2023
Revenue	3	117,871	104,489
Cost of revenue		(68,281)	(56,820)

Gross profit		49,590	47,669

Operating expenses:
Research and development expenses		(84,809)	(54,525)
Sales and marketing expenses		(30,339)	(20,085)
General and administrative expenses		(35,160)	(41,066)
Other operating incomes, net		5,776	4,294

Total operating expenses		(144,532)	(111,382)

Loss from operations		(94,942)	(63,713)

Other income
Other non-operating incomes, net		1,347	1,556
Financial income, net		1,549	18,775
Foreign exchange gain, net		1,526	903

Loss before income tax expense		(90,520)	(42,479)
Income tax expense	4	(302)	(2,115)

Net loss		(90,822)	(44,594)

Net loss attributable to Tuya Inc.		(90,822)	(44,594)

Net loss attributable to ordinary shareholders		(90,822)	(44,594)

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS

OF COMPREHENSIVE LOSS (CONTINUED)

(All amounts in US$ thousands (“US$”),

except for share and per share data, unless otherwise noted)

		For the Six Months Ended
		June 30,	June 30,
	Note	2022	2023
Net loss		(90,822)	(44,594)

Other comprehensive (loss)/income
Changes in fair value of long-term investments		(1,146)	(1,053)
Transfer out of fair value changes of long-term investments		–	8,050
Foreign currency translation		(8,050)	(5,254)

Total comprehensive loss attributable to Tuya Inc.		(100,018)	(42,851)

Net loss attributable to Tuya Inc.		(90,822)	(44,594)

Net loss attributable to ordinary shareholders		(90,822)	(44,594)

Weighted average number of ordinary shares used in computing net loss per share, basic and diluted	6	553,471,745	554,472,706

Net loss per share attributable to ordinary shareholders-basic and diluted	6	(0.16)	(0.08)

Share-based compensation expenses were included in:
Research and development expenses		7,582	8,123
Sales and marketing expenses		3,500	3,226
General and administrative expenses		23,744	22,983

TUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in US$ thousands (“US$”),

except for share and per share data, unless otherwise noted)

		For the Six Months Ended
		June 30,	June 30,
	Note	2022	2023
Net cash used in operating activities		(56,973)	(11,387)
Net cash used in investing activities		(254,789)	(22,335)
Net cash used in financing activities		(48,645)	(2,067)
Effect of exchange rate changes on cash and cash equivalents, restricted cash		(4,956)	(2,830)

Net decrease in cash and cash equivalents, restricted cash		(365,363)	(38,619)

Cash and cash equivalents, restricted cash at the beginning of period		964,576	133,161

Cash and cash equivalents, restricted cash at the end of period		599,213	94,542

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION:

1.	GENERAL INFORMATION

Tuya Inc. (the “Company”) was incorporated under the laws of the Cayman Islands on August 28, 2014, as an exempted company with limited liability. The Company and its subsidiaries and consolidated variable interest entity (“VIE”) (collectively referred to as the “Group”) are principally engaged in offering PaaS (Platform-as-a-Service) to business customers developing IoT (Internet of Things) devices, including brands and their OEMs (original equipment manufacturer). Also, the Group offers Industry SaaS (Software-as-a-Service) and cloud-based value-added services to its customers. The Group also sells finished smart devices powered by Tuya purchased from qualified OEMs (the “Smart device distribution”).

Prior to the incorporation of Tuya Inc. in August 2014, the Group commenced its initial operations through Hangzhou Tuya Technology Co., Ltd. (“Hangzhou Tuya Technology”), which was established on June 16, 2014 by Wang Xueji and another individual. After a series of agreements, Hangzhou Tuya Technology was owned by Wang Xueji and other four individuals (collectively, the “Registered Shareholders”) together with two unrelated investors of Series Angel financing (the “Non-Registered Shareholders VIE Investors”) by August 2014. In December 2014, Hangzhou Tuya Information Technology Co., Ltd. (“the WFOE”) was established after the incorporation of Tuya Inc. The Group then entered into a series of contractual arrangements among the WFOE, Hangzhou Tuya Technology and Hangzhou Tuya Technology’s shareholders in December 2014, and thereafter Hangzhou Tuya Technology (the “VIE”) became the variable interest entity of the Group. The VIE was controlled by Wang Xueji before and after this transaction. After the completion of this transaction, the Group’s condensed consolidated financial statements include the financial statements of the Company, its subsidiaries and the consolidated VIE. In 2019, the VIE agreements were amended and restated, which amended the VIE’s shareholders list and equity interest of each shareholder as a result of the change in registered share capital of the VIE and exit of Non-Registered Shareholders VIE Investors as the VIE’s shareholders. The contractual arrangements were further amended in January 2022. All rights and obligations, clause, and terms regarding VIE accounting and consolidation basis remained the same. The VIE continues to be under Wang Xueji’s control during the periods presented.

The VIE operated de minimis business activities and had no material impact on the Company’s financial position, results of operations or cash flows for the six months ended June 30, 2022 and 2023.

2.	BASIS OF PREPARATION

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted consistent with Article 10 of Regulation S-X. The unaudited condensed consolidated financial statements have been prepared on the same basis as the audited financial statements and include all adjustments as necessary for the fair statement of the Group’s financial position as of June 30, 2023, results of operations and cash flows for the six months ended June 30, 2022 and 2023. The consolidated balance sheet at December 31, 2022 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by U.S. GAAP. The unaudited condensed consolidated financial statements and related disclosures have been prepared with the presumption that users of the unaudited condensed consolidated financial statements have read or have access to the audited consolidated financial statements for the preceding fiscal years. Accordingly, these financial statements should be read in conjunction with the audited consolidated financial statements and related footnotes for the year ended December 31, 2022. The accounting policies applied are consistent with those of the audited consolidated financial statements for the preceding fiscal year. Results for the six months ended June 30, 2023 are not necessarily indicative of the results expected for the full fiscal year or for any future period.

3.	Revenues

The Group’s revenue was disaggregated by its major revenue streams in the six months presented as follows:

	Six months Ended June 30,
	2022	2023
	US$	US$
	(Unaudited)	(Unaudited)
IoT PaaS	89,364	74,730
Smart device distribution	15,568	11,937
SaaS and others	12,939	17,822

Total revenue	117,871	104,489

4.	Taxation

Cayman Islands

Under the current tax laws of Cayman Islands, the Company is not subject to income, corporation or capital gains tax, and no withholding tax is imposed upon the payment of dividends.

British Virgin Islands

Under the current laws of the British Virgin Islands, entities incorporated in the British Virgin Islands are not subject to tax on their income or capital gains.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Group’s subsidiaries in Hong Kong are subject to 16.5% Hong Kong profit tax on its taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

PRC

PRC Enterprise Income Tax (“EIT”)

On March 16, 2007, the National People’s Congress of PRC enacted the Enterprise Income Tax Law (the “new CIT Law”), under which foreign invested enterprises (“FIEs”) and domestic companies would be subject to enterprise income tax (“EIT”) at a uniform rate of 25%. The new CIT law became effective on January 1, 2008. In accordance with the implementation rules of EIT Law, a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years. An entity could re-apply for the HNTE certificate when the prior certificate expires.

The WFOE (Hangzhou Tuya Information Technology Co., Ltd.) obtained its HNTE certificate with a valid period of three years in 2018. Therefore, the WFOE is eligible to enjoy a preferential tax rate of 15% from 2018 to 2020 to the extent it has taxable income under the EIT Law, as long as it maintains the HNTE qualification and duly conducts relevant EIT filing procedures with the relevant tax authority. The WFOE renewed its “High-tech Enterprise” certificate in 2022, which allowed it to apply an income tax rate of 15% for the three years ended December 31, 2022, 2023 and 2024.

PRC Withholding Income Tax on Dividends

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The implementing Rules of the EIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.”

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by a FIE in China to its immediate holding company in Hong Kong can be subject to withholding tax at a rate of no more than 5% if the immediate holding company in Hong Kong is a local tax resident and owns directly at least 25% of the shares of the FIE, and could be recognized as a Beneficial Owner of the dividend from PRC tax perspective.

As of December 31, 2022 and June 30, 2023 (unaudited), the Company did not record any withholding tax on the retained earnings of its subsidiaries and the VIE in the PRC as the Group does not have any plan to require its PRC subsidiaries and the VIE to distribute their retained earnings and intends to retain them to operate and expand its business in the PRC. As of December 31, 2022 and June 30, 2023 (unaudited), most of the Company's subsidiaries and the VIE were still in an accumulated loss position.

United States

The Company’s subsidiary in California, United States is subject to U.S. federal corporate tax and California corporate franchise tax on its taxable income as reported in its financial statements adjusted in accordance with relevant U.S. tax laws. The applicable U.S. federal corporate tax rate is 21% and the California corporate franchise tax rate is 8.84% or minimum of $0.8, whatever is larger in 2022 and 2023.

As the Group incurred income tax expense mainly from PRC tax jurisdictions, the following information is based mainly on PRC income taxes.

Composition of income tax expense

The components of loss before tax are as follow:

	Six months Ended June 30,
	2022	2023
	US$	US$
	(Unaudited)	(Unaudited)
Loss before tax
Loss from PRC entities	83,128	44,212
Loss/(profit) from overseas entities	7,392	(1,733)

Total loss before tax	90,520	42,479

	Six months Ended June 30,
	2022	2023
	US$	US$
	(Unaudited)	(Unaudited)
Current income tax expense	302	2,115
Deferred income tax	–	–

Total income tax expense	302	2,115

Reconciliation of the differences between statutory tax rate and the effective tax rate.

Reconciliation of the differences between the statutory EIT rate applicable to losses of the consolidated entities and the income tax expenses of the Group:

	Six months Ended June 30,
	2022	2023
	(Unaudited)	(Unaudited)
PRC Statutory income tax rate	25.0%	25.0%
Effect of tax rates in different tax jurisdiction	-0.8%	-3.4%
Effect of preferential tax rate for qualified HNTE entities(1)	-5.5%	-5.9%
Additional deduction for research and development expenditures	6.0%	15.1%
Share-based compensation	-8.5%	-14.9%
Permanent book-tax differences	-0.1%	-0.3%
Change in valuation allowance(2)	-16.4%	-20.6%

Effective tax rates	-0.3%	-5.0%

(1)	The effect of the preferential income tax rate that the WFOE is entitled to enjoy as a qualified HNTE is 15%.

(2)	Valuation allowance for the six months ended June 30, 2022 (unaudited) and 2023 (unaudited) are related to the deferred tax assets of certain group entities which reported losses. The Group believes that it is more likely than not that the deferred tax assets of these entities will not be utilized. Therefore, valuation allowance has been provided.

5.	Dividends

The board of directors of the Company did not recommend the distribution of any interim dividend for the six months ended June 30, 2022 and 2023.

6.	Basic and Diluted Net Loss per Share

Basic and diluted loss per share have been calculated in accordance with ASC 260 on computation of earnings (loss) per share for each of the six months ended June 30, 2022 and 2023 are calculated as follows:

	Six months Ended June 30,
	2022	2023
	US$	US$
	(Unaudited)	(Unaudited)
Basic and diluted net loss per share calculation Numerator:
Net loss attributable to Tuya Inc.’s ordinary shareholders, basic and diluted	(90,822)	(44,594)

Denominator:
Weighted-average ordinary shares outstanding, basic and diluted	553,471,745	554,472,706

Net loss per share attributable to ordinary shareholders:
– Basic and Diluted	(0.16)	(0.08)

7.	Accounts Receivable, net

	As of December 31,	As of June 30,
	2022	2023
	US$	US$
		(Unaudited)
Accounts receivable, gross	13,955	16,110
Less: allowance for doubtful accounts/allowance for credit losses	(1,783)	(3,027)

Total accounts receivable, net	12,172	13,083

The Group recorded a reverse of allowance for doubtful accounts of US$31 (unaudited) for the six months ended June 30, 2022 (unaudited).

The Group recorded the allowance for credit losses US$981 (unaudited) under ASU 2016-13 Financial instruments – credit losses for the six months ended June 30, 2023 (unaudited).

An aging analysis based on relevant invoice dates is as follows:

	As of December 31,	As of June 30,
	2022	2023
	US$	US$
		(Unaudited)
0-3 months	7,033	8,768
3-6 months	1,754	1,484
6-12 months	3,031	1,910
Over 1 year	2,137	3,948

Total accounts receivable, gross	13,955	16,110

8.	Accounts payable

	As of December 31,	As of June 30,
	2022	2023
	US$	US$
		(Unaudited)
Total accounts payable	9,595	9,221

An aging analysis based on relevant invoice dates is as follows:

	As of December 31,	As of June 30,
	2022	2023
	US$	US$
		(Unaudited)
0-3 months	8,594	8,642
3-6 months	206	191
6-12 months	615	139
Over 1 year	180	249

Total accounts payable	9,595	9,221

TUYA INC.

RECONCILIATION OF NON-GAAP MEASURES TO

THE MOST DIRECTLY COMPARABLE FINANCIAL MEASURES

(All amounts in US$ thousands (“US$”),

except for share and per share data, unless otherwise noted)

	For the Six Months Ended
	June 30, 2022	June 30, 2023
Reconciliation of operating expenses to non-GAAP operating expenses
Research and development expenses	(84,809)	(54,525)
Add: Share-based compensation	7,582	8,123
Adjusted research and development expenses	(77,227)	(46,402)

Sales and marketing expenses	(30,339)	(20,085)
Add: Share-based compensation	3,500	3,226
Adjusted sales and marketing expenses	(26,839)	(16,859)

General and administrative expenses	(35,160)	(41,066)
Add: Share-based compensation	23,744	22,983
Add: Credit-related impairment of long-term investments	–	8,050
Adjusted general and administrative expenses	(11,416)	(10,033)

Reconciliation of loss from operations to non-GAAP loss from operations
Loss from operations	(94,942)	(63,713)
Add: Share-based compensation expenses	34,826	34,332
Add: Credit-related impairment of long-term investments	–	8,050
Non-GAAP loss from operations	(60,116)	(21,331)

Non-GAAP operating margin	(51.0)%	(20.4)%

Reconciliation of net loss to non-GAAP net loss
Net loss	(90,822)	(44,594)
Add: Share-based compensation expenses	34,826	34,332
Add: Credit-related impairment of long-term investments	–	8,050
Non-GAAP net loss	(55,996)	(2,212)

Non-GAAP net margin	(47.5)%	(2.1)%

Weighted average number of ordinary shares used in computing non-GAAP net loss per share, basic and diluted	553,471,745	554,472,706

Non-GAAP net loss per share attributable to ordinary shareholders, basic and diluted	(0.10)	(0.00)